20 June 2017

ISSUED ON BEHALF OF RELX PLC

Additional Listing

An application has been made to The UK Listing Authority and The London Stock Exchange for a blocklisting of 750,000 Ordinary shares of 14 51/116p each in connection with the RELX Group plc 2013 SAYE Share Option Scheme. Upon issuance, the shares will trade on The London Stock Exchange, be admitted to The Official List and rank equally with the existing issued shares of the Company.